Exhibit (a)(1)(D)
U.S. Offer to Purchase for Cash
Any and All Outstanding American Depositary Shares
of
COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV)
for
US$14.84791 per American Depositary Share (“ADS”)
(each ADS representing seven Class D shares of common stock of
Compañia Anónima Nacional Teléfonos de Venezuela (CANTV) or “CANTV”)
by
THE BOLIVARIAN REPUBLIC OF VENEZUELA
THE U.S. OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
5:00 P.M., NEW YORK CITY TIME, ON TUESDAY, MAY 8, 2007,
UNLESS THE U.S. OFFER IS EXTENDED OR EARLIER TERMINATED.
April 9, 2007
To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:
          We have been appointed by the Bolivarian Republic of Venezuela (the “Venezuelan Republic”) to act as Information Agent in the United States in connection with the Venezuelan Republic’s offer to purchase any and all outstanding ADSs of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV), a company (compañía anónima) organized under the laws of the Bolivarian Republic of Venezuela (“CANTV”), at a price of US$14.84791 per ADS in cash, without interest, upon the terms and subject to the conditions of the U.S. Offer to Purchase, dated April 9, 2007 (as may be supplemented or amended from time to time, the “Offer to Purchase”), and the related ADS Letter of Transmittal, as may be supplemented or amended from time to time (together, the “U.S. Offer”). The price per ADS in cash is subject to downward adjustment to reflect any dividends declared after March 30, 2007 and paid by CANTV with a record date that is fixed as of a date prior to the Venezuelan Republic’s acceptance for payment of ADSs tendered into the U.S. Offer. The capital stock of CANTV is divided into four classes of common stock, par value Bs. 36.90182224915 (“Common Shares”): Class A, Class B, Class C and Class D. Each ADS represents seven Class D Common Shares. The U.S. Offer is open to all holders of ADSs, wherever the holders are located, but is not open to holders of Common Shares. Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold ADSs in your name or in the name of your nominee.
          The U.S. Offer is being made in conjunction with a separate offer in Venezuela (the “Venezuelan Offer” and, together with the U.S. Offer, the “Offers”) by the Venezuelan Republic to purchase any and all outstanding Common Shares, other than those already beneficially owned by the Venezuelan Republic, which represent approximately 6.59% of CANTV’s outstanding capital stock, at a price of the Bolivar equivalent (based on the official exchange rate in the Venezuelan Republic for the sale of U.S. dollars by Banco Central de Venezuela (the Central Bank of Venezuela) (“Bolivar Exchange Rate”) as of the settlement date for the Venezuelan Offer on the Caracas Stock Exchange) of US$2.12113 per Common Share in cash, but subject to a 1% withholding tax on proceeds from the sale of shares on the Caracas Stock Exchange (unless otherwise provided by an applicable income tax treaty). Based on the current Bolivar Exchange Rate of Bs. 2,150.00 per U.S. dollar, the Bolivar equivalent of US$2.12113 is Bs. 4,560.43. The Venezuelan Offer is open to all holders of Common Shares, wherever the holders are located, but is not open to holders of ADSs. Documentation for the Venezuelan Offer will be available in English.
          The price to be paid in the Offers would also be adjusted upward or downward to reflect changes, if any, in the Bolivar Exchange Rate under certain circumstances set forth in “THE U.S. OFFER – Section 1 – Terms of the U.S. Offer; Expiration Date.”
          Common Shares of CANTV, except insofar as they are represented by ADSs, cannot be tendered pursuant to the U.S. Offer and can only be tendered pursuant to the Venezuelan Offer. Holders of Class D Common Shares that wish to participate in the U.S. Offer may, pursuant to the instructions contained in the Offer to Purchase, deposit their Class D Common Shares (“Deposited Class D Common Shares”) with Banco de Venezuela, SACA or Banco Venezolano de Crédito, as custodian (each, a “Custodian”), for the account of The Bank of New York, as the depositary for the ADS facility (the “ADS Depositary”) pursuant to the Amended and Restated Deposit Agreement, dated September 10, 2000 (the “Deposit Agreement”), among CANTV, the ADS Depositary and holders from time to time of American Depositary Receipts (“ADRs”) issued thereunder. In connection with such deposit, holders must deliver to the Custodians the required documentation for the deposit of Class D Common Shares, including instructions for the ADSs to be issued therefor to be delivered to the ADS Receiving Agent. Those holders must also deliver the ADS Letter of Transmittal and other documentation required for tendering ADSs to the ADS Receiving Agent. Upon the Venezuelan Republic’s acceptance for payment of ADSs tendered into the U.S. Offer, the ADS Depositary will deliver ADSs for Deposited Class D Common Shares (taking into account that each ADS represents seven Class D Common Shares) and, in accordance with the holders’ instructions, deliver those ADSs to the ADS Receiving Agent for tender into the U.S. Offer. Holders of Deposited Class D Common Shares will not be responsible for any fees relating to such deposit of their Class D Common Shares.
          Enclosed herewith are the following documents:
1.	The U.S. Offer to Purchase, dated April 9, 2007;

2.	A printed form of a letter that may be sent to your clients for whose account you hold ADSs registered in your name or in the name of a nominee(s), with space provided for obtaining such clients’ instructions with regard to the U.S. Offer;

3.	The ADS Letter of Transmittal (together with accompanying Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Form W-9) to be used by holders of ADSs in tendering ADSs;

4.	The ADS Notice of Guaranteed Delivery; and

5.	A return envelope addressed to The Bank of New York (as ADS Receiving Agent) for your use only.
          The Venezuelan Republic will not pay any fees or commissions to any broker or dealer or any other person (other than the fees of the Dealer Manager, the Information Agent and the ADS Receiving Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of ADSs. The Venezuelan Republic will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your clients. The Venezuelan Republic will pay or cause to be paid any transfer taxes with respect to the transfer and sale of ADSs to it or its order pursuant to the U.S. Offer, except as otherwise provided in Instruction 6 of the ADS Letter of Transmittal.
          YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. THE U.S. OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5.00 P.M. NEW YORK CITY TIME ON TUESDAY, MAY 8, 2007, UNLESS THE U.S. OFFER IS EXTENDED OR EARLIER TERMINATED.

          Please note the following:
1.	The consideration per ADS is US$14.84791 in cash, without interest thereon.

2.	The U.S. Offer is being made for all outstanding ADSs.

3.	Tendering ADS holders will not be obligated to pay transfer taxes, except as set forth in Instruction 6 of the ADS Letter of Transmittal, on the transfer of ADSs pursuant to the U.S. Offer. However, U.S. federal income tax backup withholding may be required, unless the required taxpayer identification information is provided. See Instruction 11 of the ADS Letter of Transmittal.

4.	The U.S. Offer and withdrawal rights will expire at 5:00 p.m., New York City time, on Tuesday, May 8, 2007, unless the U.S. Offer is extended or earlier terminated.

5.	As of the date hereof, the Board of Directors of CANTV has not publicly announced a position with respect to the U.S. Offer.

6.	Notwithstanding any other provision of the U.S. Offer, the payment of US$14.84791 in cash for each ADS accepted for payment pursuant to the U.S. Offer will, in all cases, be made only after timely receipt by the ADS Receiving Agent of (a) ADRs evidencing ADSs, pursuant to the procedures set forth in “THE U.S. OFFER – Section 3 – Procedures for Tendering ADSs into the U.S. Offer” of the Offer to Purchase, or a timely book-entry confirmation with respect to such ADSs, (b) the ADS Letter of Transmittal properly completed and duly executed, with any required signature guarantees or an Agent’s Message (as defined in “THE U.S. OFFER – Section 3 – Procedures for Tendering ADSs into the U.S. Offer” of the Offer to Purchase) in connection with a book-entry transfer in lieu of such ADS Letter of Transmittal, and (c) any other documents required by the ADS Letter of Transmittal.

7.	The U.S. Offer is not conditioned upon a financing condition, but is conditioned upon, among other things, that (a) there shall have been validly tendered in accordance with the terms of the Offers prior to the expiration of the Offers and not withdrawn such number of Common Shares and ADSs representing a number of Class D Common Shares that, together with the number of Common Shares already beneficially owned by the Venezuelan Republic at the expiration of the Offers, represent at least a majority of the then-outstanding Common Shares (including Class D Common Shares represented by ADSs) (the “Minimum Tender Condition”); (b) the execution of the February 12, 2007 memorandum of understanding among the Venezuelan Republic, on the one hand, and Verizon Communications Inc. (“Verizon”) and Verizon’s affiliate, GTE Venholdings B.V. (“GTE Venholdings”), on the other hand (the “Verizon Memorandum”), the commencement of the Offers or the consummation of the transactions contemplated by the Verizon Memorandum shall not have (i) resulted in a default, termination or limitation of rights or in the acceleration of any payment obligations under any agreement or arrangement to which CANTV or any of its subsidiaries is a party or by which any of them is bound or (ii) otherwise triggered any change of control provision in any such agreement or arrangement that individually, or in the aggregate, would be reasonably likely to have a material adverse effect on the business, operations, financial condition, or results of operations of CANTV and its subsidiaries, taken as a whole; (c) any approval, authorization or relief that may be required from the Venezuelan Superintendencia para la Promoción y Protección de la Libre Competencia (the Venezuelan Superintendent of Promotion and Protection of Free Competition), the Venezuelan Comisión Nacional de Telecomunicaciones (the Venezuelan National Telecommunications Commission), the Venezuelan Comisión Nacional de Valores (the Venezuelan Securities Commission or “CNV”) or the U.S. Securities and Exchange Commission (the “SEC”) to consummate the Offers shall have been obtained and shall remain effective; (d) GTE Venholdings shall not have breached its obligation under, and subject to the terms and conditions of, the Verizon Memorandum to tender its ADSs and Common Shares into the Offers; (e) CANTV shall not have declared any dividends other than as required by law; (f) there shall not have occurred any change in CANTV’s outstanding capitalization or any material corporate reorganization or restructuring or similar transaction; and (g) the conditions to the Venezuelan Offer shall have been satisfied or waived by the Venezuelan Republic. For more information, see “THE U.S. OFFER – Section 11 – Conditions to the U.S. Offer” and “THE U.S. OFFER – Section 15 – The Verizon Memorandum” of the Offer to Purchase.

          The Venezuelan Republic may waive any of the foregoing conditions. Under Venezuelan law, the Venezuelan Republic may waive the Minimum Tender Condition only if there has been validly tendered in accordance with the terms of the Offers prior to the expiration of the Offers and not withdrawn such number of Common Shares (including Class D Common Shares represented by ADSs) that, together with the number of Common Shares already beneficially owned by the Venezuelan Republic at the expiration of the Offers, represent at least 75% of a majority of the then-outstanding Common Shares (including Class D Common Shares represented by ADSs). References in the U.S. Offer to Purchase to any dividend declaration by CANTV are not intended to constitute a waiver by the Venezuelan Republic of any of the foregoing conditions. See “THE U.S. OFFER – Section 11 – Conditions to the U.S. Offer” of the Offer to Purchase.
          To tender ADSs into the U.S. Offer: (i) a duly executed and properly completed ADS Letter of Transmittal and any required signature guarantee, or an Agent’s Message in lieu of the ADS Letter of Transmittal, and other required documents should be sent to the ADS Receiving Agent; and (ii) ADRs representing the tendered ADSs or a timely book-entry confirmation should be delivered to the ADS Receiving Agent, in each case in accordance with the instructions set forth in the ADS Letter of Transmittal and the Offer to Purchase.
          If holders of ADSs wish to tender, but it is impracticable for them to forward their ADRs or other required documents or complete the procedures for book-entry transfer prior to the expiration of the U.S. Offer, a tender may be effected by following the guaranteed delivery procedures specified in “THE U.S. OFFER – Section 3 – Procedures for Tendering ADSs into the U.S. Offer” of the Offer to Purchase.
          Any inquiries you may have with respect to the U.S. Offer should be addressed to the Information Agent at its address and telephone numbers listed below. Requests for additional copies of the enclosed materials may also be directed to the Information Agent.
Very truly yours,

D.F. King & Co., Inc.

          NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF CANTV, THE DEALER MANAGER, THE INFORMATION AGENT, THE ADS RECEIVING AGENT OR ANY AFFILIATE OF ANY OF THEM, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENT OR USE ANY DOCUMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE U.S. OFFER OTHER THAN THE ENCLOSED DOCUMENTS AND THE STATEMENTS CONTAINED THEREIN.
          THIS DOCUMENT SHOULD NOT BE FORWARDED OR TRANSMITTED IN OR INTO ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

The ADS Receiving Agent for the U.S. Offer is:
The Bank of New York

By Mail:	By Hand or Overnight Delivery:

The Bank of New York	The Bank of New York
Tender and Exchange Department	Tender and Exchange Department
P.O. Box 11248	101 Barclay Street
Church Street Station	Receive and Deliver Window—Street Level
New York, NY 10286-1248	New York, NY 10286
For Notice of Guaranteed Delivery
(For Eligible Institutions Only)
By Facsimile Transmission:
(212) 815-6433
To Confirm Facsimile Transmission Only:
(212) 815-6212
The Information Agent for the U.S. Offer is:
D.F. King & Co., Inc.
48 Wall Street
22nd Floor
New York, New York 10005
(212) 269-5550 (for banks and brokerage firms only)
(800) 697-6975 (for all others toll-free)